

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 18, 2021

Martyn Willsher
President and Chief Executive Officer
Amplify Energy Corp.
500 Dallas Street, Suite 1700
Houston, TX 77002

> **Re: Amplify Energy Corp.**
> **Registration Statement on Form S-3**
> **Filed March 11, 2021**
> **File No. 333-254149**

Dear Mr. Willsher:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Timothy Collins at 202-551-3176 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Matthew Pacey